UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ATHENS, Greece – January 31, 2011 – Regarding the potential additional financial burden of the Pension Funds, incurred as a result of OTE’s 2005-2006 voluntary retirement programs, an issue of which had been raised in the past by the Ministry of Labor and Social Insurance, the Hellenic Telecommunications Organization SA (OTE SA) announces that:

On 28-1-2011, the Ministry of Labor and Social Insurance notified OTE of the results of actuarial studies, which had taken place pursuant to article 3 of the Ministerial Decision 10051/27177/2174/24-03-2010, with the purpose of estimating the additional financial burden of the Pension Funds, incurred as a result of OTE’s voluntary retirement programs implemented under the terms of Law 3371/2005.

The additional financial burden to the pension funds, which has to be covered by OTE was set, according to these actuarial studies, at Euro 129.8 million. Following the requirements of the International Financial Reporting Standards, this amount will be charged in the OTE income statements of the year 2010.

OTE was also informed that further studies will be conducted for the estimation of any additional financial burden to the Pension Funds, incurred as a result of OTE’s voluntary retirement programs implemented under the terms of Law 3762/2009.

It should be noted that OTE has already filed since May 2010 an appeal for the annulment of the abovementioned article of the Ministerial Decision and the procedure is pending before the competent administrative courts.

At this point, the company evaluates the new data, without prejudice to exercising any legal right in order to defend its interests.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO. Following OTE’s delisting from NYSE, OTE ADSs (American Depositary Shares) trade in the OTC (Over The Counter) market under the ticker HLTOY. OTE continues to report to SEC.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 200 9 filed with the SEC on June 7 , 20 10 .. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: January 31,  2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER